

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 9, 2016

By E-Mail

Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

      **Re: Chico's FAS, Inc.
            Soliciting Materials filed pursuant to Rule 14a-12 on June 2, 2016
            Filed by Barington Companies Equity Partners, L.P. et. al.
            File No. 001-16435**

Dear Ms. Crawford:

      We have reviewed your response and have the following comment.

Soliciting Materials filed pursuant to Rule 14a-12 on June 2, 2016

1.   We reissue prior comment 3. Please provide us supplementally your calculations using the information previously included in the footnote to your disclosure.

      Please direct any questions to me at (202) 551-3619.

                            Sincerely,

                            /s/ Daniel F. Duchovny
                            Daniel F. Duchovny
                            Special Counsel
                            Office of Mergers and Acquisitions